

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 3, 2015

Mr. Ziad Nakhleh
Chief Financial Officer
Dryships Inc.
80 Kifissias Avenue
GR 15125 Amaroussion
Greece

> **Re: Dryships Inc.**
> **Form 20-F for Fiscal Year Ended December 31, 2014**
> **Filed March 10, 2015**
> **Form 6-K filed on May 12, 2015**
> **File No. 001-33922**

Dear Mr. Nakhleh:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 20-F for the year ended December 31, 2014 and
Form 6-K filed on May 12, 2015

1. We note that you recognized an impairment of $56.6 million for 10 tanker vessels for three month period ended 3/31/2015 and $38.1 million for the year ended 12/31/2014. We also note the following adverse factors affecting your drybulk business:

    a. The significant deterioration of your market capitalization to $517 million in aggregate and $0.73 per share on May 29, 2015.
    b. Your loss of $59.2 million, or $0.09 per share, for the first quarter of fiscal 2015. Additionally, the drybulk segment has continued to experience net losses for the past three fiscal years and it appears this trend may continue.
    c. Despite the increase of drybulk revenues of 8% in 2014 as compared to 2013, drybulk revenues declined by 20% for the first quarter of fiscal 2015.
    d. From January 2015 to March 2015, the Baltic Dry Index ("BDI") decreased 23.3 %. In your May 12, 2015 earnings call discussion, you indicated your time

charter equivalent levels of drybulk vessels declined and the spot rates on Panamax tankers remained more or less at historic lows.

e. Your utilization rate declined from 99.3% for fiscal 2013 to 98.35% and 97.0% for fiscal 2014 and the first quarter of fiscal 2015, respectively.

f. As indicated in Risk Factors, you state some of your spot market-related time charterers are at times unprofitable due the volatility associated with dry cargo freight rates. If market conditions persist or worsen, upon the expiration or termination of your vessels' current non-spot charters, you may only be able to re-charter your vessels at reduced or unprofitable rates, or may not be able to charter these vessels at all. In addition, two of your charters for your drybulk vessels are scheduled to expire in 2015, and you may be forced to enter into lower rate charters.

Considering the aforementioned factors, please address the following comments:

a. Considering the continued depressed BDI rates, tell us your basis for the statement within your 2014 Form 20-F that the use of 10 year average rates of $ $30,253 for drybulk carriers as compared to the average daily time charter equivalent rate of $5,619, was deemed reasonable and appropriate for the year end analysis.

b. Considering that contracts expire or are up for renegotiation during the 25 year period used in the undiscounted cash flow analysis, please tell us your basis to support the continued use of higher rates when evidence suggests that upon expiration, the higher 10 year rates are not sustainable . Alternatively, please advise us if you plan to sell any vessels and how the plan impacted your impairment analysis.

c. Considering that newbuild vessel prices have dropped, the fact that you had to recognize impairment on recent sales, and that fact that no active second hand market exists for your vessels as indicated in Risk Factors, describe what consideration you gave these factors in your impairment analysis as they related to useful lives and resale values used in your analysis.

d. Considering the depressed spot rates, please explain your basis behind your assumption when communicating in your May 12, 2015 earnings that additional EBITDA of $137 million may be realized assuming a $20,000 per day increase in average charter rates in relation to your spot fleet capacity for years 2015, 2016, and 2017.

We may have further comment upon reviewing your response.

Risk Factors

Company Specific Risk Factors

<u>Our vessels may call on ports located in, and our drilling units may operate in, countries that are subject to restrictions imposed by the U.S. or other governments, which could adversely affect our reputation and the market for our common shares., page 35</u>

2. Please tell us whether your charter agreements include provisions relating to your vessels calling on ports in Syria or Sudan and, if so, please describe the provisions to us.

3. You disclose that institutional investors with policies or restrictions that prevent them from holding securities of companies that have contracts with countries identified by the U.S. government as state sponsors of terrorism may decide not to invest in, or to divest from, your common shares. It appears from this disclosure that you may enter into contracts with U.S.-designated state sponsors of terrorism. Please clarify for us whether you anticipate entering into such contracts and, if so, describe for us the types of contracts you may enter into with U.S.-designated state sponsors of terrorism.

4. You discuss the possibility that you will engage in activities "such as entering into charters with individuals or entities in countries subject to U.S. sanctions and embargo laws that are not controlled by the governments of those countries." It appears from this language that you may enter into charter agreements with individuals or entities in countries that are U.S.-designated state sponsors of terrorism, so long as the individuals or entities are not controlled by the governments of those countries. Please confirm for us whether this is the case and, if so, tell us the types of charter agreements you may enter into with such individuals or entities. Please also tell us whether you expect that those agreements will prohibit your vessels from calling on ports in U.S.-designated state sponsors of terrorism.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Effie Simpson at (202) 551-3346, or in her absence, the undersigned at (202) 551-3750 if you have questions regarding comments on the financial statements and related matters. Please contact the undersigned with any other questions.

Sincerely,

/s/ Melissa Raminpour

Melissa Raminpour
Branch Chief